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                    FORM 4                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                                            Washington, D.C. 20549
|_|    Check this box if no longer subject to
       Section 16.  Form 4 or Form 5                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
       obligations may continue.  See
       Instruction 1(b).                         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                                                 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                                                                       Investment Company Act of 1940





--------------------------------------------- ----------------------------------------------- --------------------------------------
1.  Name and Address of Reporting Person*     2.  Issuer Name and Ticker or Trading Symbol    6.  Relationship of Reporting
                                                                                                  Person(s) to Issuer
                                                                                                  (Check all applicable)

                                              Granite Financial, Inc.  -  GFNL                    __ Director      X  10% Owner
Spellman             Jay            Stuart                                                        __ Officer       __ Other (specify
--------------------------------------------- ------------------- -----------------------             (give title           below)
(Last)               (First)        (Middle)  3.  IRS or Social   4.  Statement for Month/Year        (below)
                                                  Security Number                                        Director --------
                                                  of Reporting
2050 Center Avenue, Suite 300                     Person (Voluntary)      12/96
---------------------------------------------                     ---------------------------- -------------------------------------
         (Street)                                                 5.  If Amendment, Date of    7. Individual or Joint/Group Filing
                                                                      Original (Month/Year)       (Check Applicable Line)
                                                                                               X Form filed by One Reporting Person
                                                                                                 Form filed by More than One
                                                                                                 Reporting Person
Fort Lee           New Jersey        07024
---------------------------------------------- -------------------------------------------------------------------------------------
(City)               (State)         (Zip)
                                                   Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

-------------------------------------- ---------- ------------ --------------------------- ---------------- ------------- ----------
1.  Title of Security (Instr. 3)       2. Trans-  3. Trans-    4. Securities Acquired (A)  5. Amount of     6. Owner-     7. Nature
                                          action     action       or Disposed of (D)          Securities       ship          of In-
                                          Date       Code         (Instr. 3, 4 and 5)         Beneficially     Form:         direct
                                                     (Instr. 8)                               Owned at         Direct        Bene-
                                          (Month/                                             End of           (D) or        ficial
                                          Day/                                                Month            Indirect      Owner-
                                          Year)                                               (Instr. 3        (I)           ship
                                                                                              and 4)           (Instr. 4)    (Instr.
                                                                                                                             4)
                                                   ------ --- ---------- ------- ---------
                                                                           (A)
                                                   Code    V    Amount      or    Price
                                                                           (D)
--------------------------------------- ---------- ------ --- ---------- ------- --------- ---------------- ------------- ----------
                                                               (Note 2)
Common Stock, par value $.001 per share  12/2/96     P         10,000       A      9.125                           I       (Note 1)
---------------------------------------- --------- ------ --- ---------- ------- --------- ---------------- ------------- ----------
                                                              (Note 2)
Common Stock, par value $.001 per share  12/4/96     P         20,000       A      9.250                           I       (Note 1)
---------------------------------------- --------- ------ --- ---------- ------- --------- ---------------- ------------- ----------
                                                              (Note 2)
Common Stock, par value $.001 per share  12/11/96    P         35,000       A      8.875                           I       (Note 1)
---------------------------------------- --------- ------ --- ---------- ------- --------- ---------------- ------------- ----------
                                                              (Note 2)
Common Stock, par value $.001 per share  12/12/96    P          5,000       A      8.875                           I       (Note 1)
---------------------------------------- --------- ------ --- ---------- ------- --------- ---------------- ------------- ----------
                                                              (Note 2)
Common Stock, par value $.001 per share  12/13/96    P         20,000       A      8.875                           I       (Note 1)
---------------------------------------- --------- ------ --- ---------- ------- --------- ---------------- ------------- ----------
                                                              (Note 2)
Common Stock, par value $.001 per share  12/18/96    P         20,000              8.875                           I       (Note 1)
---------------------------------------- --------- ------ --- ---------- ------- --------- ---------------- ------------- ----------
                                                              (Note 2)
Common Stock, par value $.001 per share  12/19/96    P           5,000      A      8.875                           I       (Note 1)
---------------------------------------- --------- ------ --- ---------- ------- --------- ---------------- ------------- ----------
                                                              (Note 2)
Common Stock, par value $.001 per share  12/20/96    P           7,500      A      8.875                           I       (Note 1)

---------------------------------------- --------- ------ --- ---------- ------- --------- ---------------- ------------- ----------
                                                              (Note 2)                       (Note 2)
Common Stock, par value $.001 per share  12/27/96    P           4,000      A      9.000       464,500            I        (Note 1)
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 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
                                                                                                                     SEC 1474 (7-96)
 *If the form is filed by more than one reporting person, see Instruction 4(b)(v).


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FORM 4 (continued)                        Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                        (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of   2. Conver-  3. Trans- 4. Trans-  5. Number of  6. Date Exer-  7. Title and 8. Price 9. Number  10. Owner-  11. Na-
   Derivative    sion or     action    action     Derivative    cisable and    Amount of    of       of          ship        ture
   Security      Exercise    Date      Code       Securities    Ex-            Under-       Deriv-   Deriv-      Form        of In-
   (Instr. 3)    Price of    (Month/   (Instr.    Acquired      piration Date  lying        ative    ative       of De-      direct
                 Security    Year)     8)         (A) or Dis-   (Month/Day/    Securi-      Secur-   Secur-      rivative    Bene-
                                                  posed of      Year)          es           ity      ities       Secu-       ficial
                                                  (D) (Instr.                  Instr. 3     (Instr.  Bene-       rity:       Own-
                                                  3, 4 and 5)                  and 4)       5)       ficially    Direct      ership
                                                                                                     Owned       (D) or      (Instr.
                                                                                                     at          Indi-       4)
                                                                                                     End         rect
                                                                                                     of          (I)
                                                                                                     Month       (Instr.
                                                                                                     (Instr. 4)  4)


                                        --------------------------------------------------

                                        Code  V  (A)  (D)  Date                  Amount or
                                                           Exer-   Expira- Title Number of
                                                           cisable tion          Shares
                                                                   Date

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     N/A
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Explanation of Responses:

Note 1. By investment limited partnerships and managed accounts of which Mr. Jay Stuart Spellman (the "Reporting Person") is a general partner of the general partner or a general partner of the discretionary investment manager.

Note 2. The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. Pursuant to Instruction 4(b)(iv), the Reporting Person is reporting the entire amount of securities beneficially owned as reported on Form 4 of Kramer Spellman, L.P., of which the Reporting Person is a general partner and which is the general partner or discretionary investment manager of the investment limited partnerships and managed accounts holding the shares of the issuer. The Reporting Person's beneficial ownership of such securities is limited to his proportionate interest in the profits of Kramer Spellman, L.P.

                             /s/ Jay Stuart Spellman                     1/10/97
                             --------------------------------            -------
                             ** Signature of Reporting Person            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

                                                                          Page 2
                                                                 SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
0220695.01